SEC No 82 - 2142


02002561

Ref RSlets/0393.RLS.15-10-01.Securities.cew

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


invensys

SUPPL


RECEIVED
JAN 17 2002
364

15 October 2001

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 - 2 (b) of the 1934 Securities Exchange Act please find enclosed a Notification of Major Interests in Shares concerning G E Asset Management Incorporated.

Yours faithfully

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary

U.S. POST OFFICE
DELAYED

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Invensys plc

2) Name of shareholder having a major interest
G E Asset Management Incorporated

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notice is given by G E Asset Management Incorporated which manages, on a discretionary basis, the assets of various institutional investors and U.S. registered investment companies for investment purposes only.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Holder	Shares
General Electric Pension Trust Holdings	49,601,859
General Electric Insurance Plan Trust	2,378,376
CAAT Pension Plan - GE INV	2,440,774
Ontario Pension Board	2,883,125
Caisse De Depot	3,312,424
Talvest International Equity	410,033
NAV Canada Pension Plan	741,800
Gemic - International Equity	1,978,794
WRL International Equity	252,241
Public Employees Retirement NV	2,807,455
California Public Emp Ret Sys	4,751,397
Idex International	111,885
Chrysler Corporation	5,480,821
Alberta Teachers Intl Equity	1,489,784
Elfun International Equity FD	1,817,145
Elfun Diversified Fund	289,171
GE Investments Int'l Fund-NYC	10,178,673
GE Investments Int'l Fund	1,579,437
Chrysler Veba	1,872,582
GE Investment Int'l Trade Pool	175,167
GE Investments Canada Fund - Int'l Equit	1,012,521
GE Investments Canada Fund - GLBL Equity	85,068
GE Institutional Funds - International Equity Fund	2,634,055
GE Institutional Funds - Emerging Markets Equity Fund	87,780
GE Investment Funds, Inc. - Total Return Fund	182,982
GE Investment Funds, Inc. - International Fund	373,981
GE Funds - GE Global Equity Fund	217,650
GE Funds - GE International Equity Fund	590,034
GE Funds - GE Strategic Fund	306,455
GE Funds - GE Europe Equity Fund	105,711

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
Ordinary shares of 25p each

10) Date of transaction
23 July, 2001

11) Date company informed
9 October, 2001

12) Total holding following this notification
100,149,180

13) Total percentage holding of issued class following this notification
2.86%

14) Any additional information

15) Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification
Anna Holland, Assistant Secretary

Date of notification: **10 October 2001**